Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our reports dated March 10, 2008, accompanying the consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Ramco-Gershenson Properties Trust and subsidiaries on Form 10-K for the year ended December 31, 2007 (which expressed an unqualified opinion and contain an explanatory paragraph related to the adoption of the recognition and disclosure provisions of Financial Accounting Standards Board Statement No. 123(R) , Share Based Payments, effective December 31, 2006) which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned reports and to the use of our name as it appears under the caption “Experts”.
/s/ GRANT THORNTON LLP
Southfield, Michigan
February 9, 2009